Exhibit 1

Upcoming Release of Shares from Voluntary Escrow

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – Monday, 5 August 2019. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), in accordance with ASX Lising Rule 3.10A, advises that a total of 18,592,577 ordinary shares and 10,250,000 options (the Voluntary Escrowed Securities) will be released from voluntary escrow after the end of Friday, 16 August 2019.

The Voluntary Escrowed Securities are held by the Directors, Mr Geoffrey Kempler, Mr Lawrence Gozlan, Mr Peter Marks and Mr Brian Meltzer, and the Company Secretary, Mr Phillip Hains, and the Chief Financial Officer, Ms Kathryn Andrews (collectively, the Key Management Personnel).

The Key Management Personnel entered lock-up letters not to dispose the Voluntary Escrowed Securities for a 90-trading-day period from 8 April 2019, being the completion date of the investment made by Life Biosciences LLC. More information is available in the announcement lodged with the ASX on 8 April 2019.

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About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.